IN THE CIRCUIT COURT FOR THE 15TH
JUDICIAL CIRCUIT IN AND FOR
PALM BEACH COUNTY, FLORIDA

FINAL DISPOSITION FORM
(Fla.R.Civ.P. Form 1.998)
THE CLERK IS DIRECTED TO CLOSE THIS
FILE MEANS OF FINAL DISPOSITION
Dismissed After Hearing

CASE NO.: 502018CA000762XXXMB AG

ROBERT HAMMEL,

Plaintiff,

v.

ABILITY, INC.,

Defendant.
_____________________________________/

FINAL DEFAULT JUDGMENT AGAINST ABILITY, INC.

This cause came before the Court on December 9, 2021 at a hearing on Plaintiff Robert Hammel's Motion for Default Judgment Against Ability, Inc. ("Motion"). The Court entered an order granting the Motion in favor of Plaintiff Robert Hammel and against Ability, Inc. The Court **ADJUDGES** as follows:

1. This is a securities case involving investment losses in Ability, Inc. ("Ability") stock suffered by Plaintiff as a result of Defendant's alleged material misrepresentations and omissions.

2. On October 28, 2021, Plaintiff served requests for admissions to Ability seeking to establish that Plaintiff suffered total damages in the amount of $1,446,543.80. which were deemed admitted upon Ability's failure to timely respond within 30 days. *See Williams v. Skylink Jets, Inc.*, 229 So.3d 1275, 1279 (Fla. 4th DCA 2017) (Due to defendant's failure to respond to Plaintiff's requests for admissions directed to damages, plaintiff "set forth an amount of damages that can be determined with exactness from the cause of action as pleaded. What

might otherwise have been unliquidated damages due to the lack of documentation to support 'an arithmetical calculation' is converted to liquidated damages by virtue of [defendant's] 'admission.'").

3. Accordingly, Plaintiff incurred liquidated damages in the amount of $1,446,543.80. which is the amount of actual damages Plaintiff suffered ($1,686,543.86), minus the value of settlements that Plaintiff obtained from other defendants ($240,000). Therefore, judgment is hereby entered in favor of Robert Hammel, 284 W. Alexander Palm Road, Boca Raton, Fl 33432 and against Ability, Inc., 14 Yad Harutzim St., Tel Aviv 6770007, Israel, as follows: (a) liquidated damages of $1,446,543.80; and (b) prejudgment interest through December 9, 2021 of $ $431,728.33, for a total judgment of **$1,878,272.13**, for which let execution issue forthwith.

4. This judgment shall bear interest at 4.25% per annum, as adjusted by section 55.03(3), Florida Statutes.

5. Plaintiff is entitled to an award of reasonable attorney's fee and costs, and the Court shall retain jurisdiction to determine the amount of attorney's fees and costs based upon a motion and additional supporting documentation.

6. It is further ordered and adjudged that Ability, Inc. shall complete under oath Florida Rule of Civil Procedure Form 1.977 (Fact Information Sheet), including all required attachments, and serve it on counsel for Plaintiff Carter Pottash within 45 days from the date of this final judgment, unless the final judgment is satisfied or post-judgment discovery is stayed.

7. Jurisdiction of this case is retained to enter further orders that are proper to compel Ability, Inc. to complete Form 1.977, including all required attachments, and serve it on counsel for Plaintiff Carter Pottash.

DONE AND ORDERED in Palm Beach County, Florida.


502018CA000762XXXXMB 12/09/2021
Donald Hafele Circuit Judge
ADMINISTRATIVE OFFICE OF THE COURT

502018CA000762XXXXMB 12/09/2021
Donald Hafele
Circuit Judge

Conformed copies furnished to:

Adam T. Rabin, arabin@mccaberabin.com, e-filing@mccaberabin.com, Lauren Johnson, ljohnson@mccaberabin.com, McCabe Rabin, P.A., 1601 Forum Place, Ste. 201,West Palm Beach, Florida 33401

Anatoly Hurgin, a.hurgin@ability.co.il, Evyatar Cohen, evyatar@profinance.co.il, 14 Yad Harutzim Street, Tel Aviv 6770007, Israel